Exhibit (h)(i)(2)

ADMINISTRATION AGREEMENT

SCHEDULE A

Listing of Fund(s)

SSGA Multi-Asset Real Return Portfolio

SSGA Income Allocation Portfolio

SSGA Global Allocation Portfolio

Blackstone/GSO Senior Loan Portfolio

SSGA Ultra Short Term Bond Portfolio

SSGA MFS Systematic Core Equity Portfolio

SSGA MFS Systematic Growth Equity Portfolio

SSGA MFS Systematic Value Equity Portfolio

State Street DoubleLine Total Return Tactical Portfolio

Dated: October 20, 2016

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